Exhibit 99.1

TrackPower engages Integrated Corporate Relations for Financial Public Relations

New York, New York - Thursday, May 25, 2000, 11:01 AM EDT - Westport, Connecticut firm specializes in Leisure, Technology and Gaming -

TrackPower, Inc. (Nasdaq-BB: TPWR) announced today that it has retained Integrated Corporate Relations (ICR) of Westport Connecticut as its financial public relations firm. ICR, whose business is primarily concentrated in the consumer, leisure, technology, and gaming sectors, will focus primarily on the North American market, specifically U.S. investors and financial professionals.

Thomas M. Ryan, Co-CEO of Integrated Corporate Relations is a former Managing Director in the equity research department of BT Alex. Brown (now Deutsche Bank) with seven years experience as a senior equity analyst. His research coverage of leisure services and hard goods companies included sub-sectors such as gaming, ski resorts, and golf. Mr. Ryan has participated as lead or co-manager on at least $5 billion worth of investment banking transactions including bank, bond, and equity. In addition, Mr. Ryan has been named by the Wall Street Journal as an All-Star stock picker. He has a B.A. in economics from the College of the Holy Cross in Worcester, MA., and an MBA in accounting from Vanderbilt University in Nashville, TN.

J. Graham Simmonds, Vice President and General Manager of TrackPower, Inc. stated, "We are pleased to be working with Integrated Corporate Relations with Tom as our point-person. We believe their industry expertise and extensive capital markets knowledge will benefit our company in terms of visibility and financial strategy." Simmonds continued, "As we build our business and become more widely known among analysts and institutions we believe that value will continue to be created for our diverse and growing shareholder base. We look forward to working with ICR to achieve that goal."

TrackPower recently announced a letter of intent to form a joint venture with NASDAQ listed racetrack and gaming operator Penn National Gaming, Inc. and ASX listed interactive technology specialist eBet Limited. The agreement enables TrackPower to become an integrated phone wagering, broadcast and technology company with a significant existing customer base. The due diligence process is progressing and the companies expect to close the joint venture agreement in June 2000.

TrackPower, Inc. currently operates a free, two-channel live horseracing video service that is available in over 500,000 homes throughout the United States on the Dish Network(TM). Viewers of the video service are able to wager on the races through Telebet(TM)/Dial-a-Bet(TM), a licensed telephone wagering service operated by Penn National Gaming, Inc. TrackPower is available on the Dish Network or by calling 1-800-550-1777.

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This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties.

Approved: J. Graham Simmonds
          VP, TrackPower, Inc.
          (905) 839-1430 ext. 352

Contact:  Thomas M. Ryan
          Integrated Corporate Relations
          (203) 222-9013